SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)1


                              PanAmSat Corporation
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                    69830X207
                                 (CUSIP Number)


--------------------------------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or to otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- =====================================================================
1         NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON
                   Anselmo Group Class A Voting Trust

--------- =====================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                      (b) | |

--------- =====================================================================
3         SEC USE ONLY


--------- =====================================================================
4         CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware

--------------------------  ===================================================
                            5       SOLE VOTING POWER
     NUMBER OF SHARES                     40,459,432 shares
       BENEFICIALLY
         OWNED BY           ------- ===========================================
EACH REPORTING PERSON WITH  6       SHARED VOTING POWER
                                          0 shares

                            ------- ===========================================
                            7       SOLE DISPOSITIVE POWER
                                          0 shares

                            ------- ===========================================
                            8       SHARED DISPOSITIVE POWER
                                          0 shares

--------- =====================================================================
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   40,459,432 shares

--------- =====================================================================
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                   |_|

--------- =====================================================================
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   67.95% of the Common Stock (calculated in accordance with Rule 13d-3(d)(1)(i)) 100% of outstanding Class A Common Stock 40.5% of combined equity of outstanding Class A Common Stock, Class B Common Stock and Common Stock

--------- =====================================================================
12        TYPE OF REPORTING PERSON*
                   00

--------- =====================================================================
         *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

--------- =====================================================================
1         NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON
                Article VII Trust Created Under the Rene Anselmo Revocable Trust Dated June 10, 1994 (the "Article VII Trust")

--------- =====================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                      (b) | |

--------- =====================================================================
3         SEC USE ONLY


--------- =====================================================================
4         CITIZENSHIP OR PLACE OF ORGANIZATION

-------------------------- ====================================================
                            5       SOLE VOTING POWER
     NUMBER OF SHARES                        0 shares
       BENEFICIALLY
         OWNED BY           ------- ===========================================
EACH REPORTING PERSON WITH  6       SHARED VOTING POWER
                                             0 shares

                            ------- ===========================================
                            7       SOLE DISPOSITIVE POWER
                                             28,955,313 shares

                            ------- ===========================================
                            8       SHARED DISPOSITIVE POWER
                                             0 shares

--------- =====================================================================
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   28,955,313 shares

--------- =====================================================================
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                   |_|

--------- =====================================================================
1        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   60.28% of the Common Stock (calculated in accordance with Rule 13d-3(d)(1)(i)) 71.6% of Class A Common Stock 29.0% of combined equity of outstanding Class A Common Stock, Class B Common Stock and Common Stock

--------- =====================================================================
12        TYPE OF REPORTING PERSON*
                   00

--------- =====================================================================
         *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

--------- =====================================================================
1         NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON
                   Mary Anselmo

--------- =====================================================================
--------- =====================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                      (b) | |

--------- =====================================================================
3         SEC USE ONLY


--------- =====================================================================
4         CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States

-------------------------- ====================================================
                            5       SOLE VOTING POWER
     NUMBER OF SHARES                        0 shares
       BENEFICIALLY
         OWNED BY           ------- ===========================================
EACH REPORTING PERSON WITH  6       SHARED VOTING POWER
                                             40,459,432 shares
                            ------- ===========================================
                            7       SOLE DISPOSITIVE POWER
                                             1,890,678 shares
                                             (see item 10 below)
                            ------- ===========================================
                            8       SHARED DISPOSITIVE POWER
                                             28,955,313
--------- =====================================================================
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   30,845,991 shares
--------- =====================================================================
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*
                |X| Excludes 9,613,441 shares as to which beneficial ownership is disclaimed

--------- =====================================================================
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   61.78% of Common Stock (calculated in accordance with Rule 13d-3(d)(1)(i)) 76.2% of outstanding Class A Common Stock 30.8% of combined equity of outstanding Class A Common Stock, Class B Common Stock and Common Stock

--------- =====================================================================
12        TYPE OF REPORTING PERSON*
                   IN
--------- =====================================================================
         *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

--------- =====================================================================
1         NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON
                   Reverge Anselmo

--------- =====================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                      (b) | |

--------- =====================================================================
3         SEC USE ONLY


--------- =====================================================================
4         CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States

--------------------------  ===================================================
                            5       SOLE VOTING POWER
     NUMBER OF SHARES                        0 shares
       BENEFICIALLY
         OWNED BY           ------- ===========================================
EACH REPORTING PERSON WITH  6       SHARED VOTING POWER
                                             40,459,432 shares

                            ------- ===========================================
                            7       SOLE DISPOSITIVE POWER
                                             678,031 shares

                            ------- ===========================================
                            8       SHARED DISPOSITIVE POWER
                                             28,955,313 shares

--------- =====================================================================
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   678,031 shares

--------- =====================================================================
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
               |X| Excludes 39,781,401 shares as to which beneficial ownership is disclaimed.

--------- =====================================================================
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   3.43% of Common Stock (calculated in accordance with Rule 13d-3(d)(1)(i)) 1.7% of outstanding Class A Common Stock less than 1% of combined equity of outstanding Class A Common Stock, Class B Common Stock and Common Stock

--------- =====================================================================
12        TYPE OF REPORTING PERSON*
                   IN

--------- =====================================================================
         *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

--------- =====================================================================
1         NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON
                   Lourdes Saralegui

--------- =====================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                      (b) | |

--------- =====================================================================
3         SEC USE ONLY


--------- =====================================================================
4         CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States

--------------------------  ===================================================
                            5       SOLE VOTING POWER
     NUMBER OF SHARES                        30,000 shares
       BENEFICIALLY
         OWNED BY           ------- ===========================================
EACH REPORTING PERSON WITH  6       SHARED VOTING POWER
                                             40,459,432 shares

                            ------- ===========================================
                            7       SOLE DISPOSITIVE POWER
                                             404,099 shares

                            ------- ===========================================
                            8       SHARED DISPOSITIVE POWER
                                             0 shares

--------- =====================================================================
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   404,099 shares

--------- =====================================================================
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
               |X| Excludes 40,085,33 shares as to which beneficial ownership
                   is disclaimed.

--------- =====================================================================
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   1.92% of Common Stock (calculated in accordance with Rule 13d-3(d)(1)(i)) less than 1% of each of the (i) outstanding Class A Common Stock and (ii) the combined equity of outstanding Class A Common Stock, Class B Common Stock and Common Stock

--------- =====================================================================
12        TYPE OF REPORTING PERSON*
                   IN

--------- =====================================================================
         *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

--------- =====================================================================
1         NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON
                   Frederick A. Landman

--------- =====================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                      (b) | |

--------- =====================================================================
3         SEC USE ONLY


--------- =====================================================================
4         CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States
--------- =====================================================================
                            5       SOLE VOTING POWER
     NUMBER OF SHARES                        40,000 shares
       BENEFICIALLY
                            ------- ===========================================
         OWNED BY           6       SHARED VOTING POWER
EACH REPORTING PERSON WITH                   40,459,432 shares
                            ------- ===========================================
                            7       SOLE DISPOSITIVE POWER
                                             4,993,058 shares
                            ------- ===========================================
                            8       SHARED DISPOSITIVE POWER
                                             0 shares
                            ------- ===========================================
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,993,058 shares
--------- =====================================================================
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
               |X| Excludes 35,506,374 shares as to which beneficial ownership is disclaimed.
--------- =====================================================================
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   20.6% of Common Stock (calculated in accordance with Rule 13d-3(d)(1)(i)) 12.2% of outstanding Class A Common Stock 4.9% of combined equity of outstanding Class A Common Stock, Class B Common Stock and Common Stock

--------- =====================================================================
12        TYPE OF REPORTING PERSON*
                   IN
--------- =====================================================================
         *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

--------- =====================================================================
1         NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON
                   Pier Landman

--------- =====================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                      (b) | |

--------- =====================================================================
3         SEC USE ONLY


--------- =====================================================================
4         CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States

--------------------------  ===================================================
                            5       SOLE VOTING POWER
     NUMBER OF SHARES                        0 shares
       BENEFICIALLY
         OWNED BY           ------- ===========================================
EACH REPORTING PERSON WITH  6       SHARED VOTING POWER
                                             0 shares

                            ------- ===========================================
                            7       SOLE DISPOSITIVE POWER
                                             540,176 shares (See item 10 below)

                            ------- ===========================================
                            8       SHARED DISPOSITIVE POWER
                                             0 shares

--------- =====================================================================
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   540,176 shares
--------- =====================================================================
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
               |X| Excludes 189,068 shares as to which beneficial ownership is disclaimed.

--------- =====================================================================
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   2.75% of Common Stock (calculated in accordance with Rule 13d-3(d)(1)(i)) 1.3% of outstanding Class A Common Stock less than 1% of combined equity of Class A Common Stock, Class B Common Stock and Common Stock

--------- =====================================================================
12        TYPE OF REPORTING PERSON*
                   IN

--------- =====================================================================
         *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

--------- =====================================================================
1         NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON
                   Trust for Chloe Landman

--------- =====================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                      (b) | |

--------- =====================================================================
3         SEC USE ONLY


--------- =====================================================================
4         CITIZENSHIP OR PLACE OF ORGANIZATION
                   [Connecticut]

--------------------------  ===================================================
                            5       SOLE VOTING POWER
     NUMBER OF SHARES                        0 shares
       BENEFICIALLY
         OWNED BY           ------- ===========================================
EACH REPORTING PERSON WITH  6       SHARED VOTING POWER
                                             0 shares

                            ------- ===========================================
                            7       SOLE DISPOSITIVE POWER
                                             94,534 shares

                            ------- ===========================================
                            8       SHARED DISPOSITIVE POWER
                                             0 shares

--------- =====================================================================
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   94,534 shares

--------- =====================================================================
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
              |_|

--------- =====================================================================
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   .5% of Common Stock (calculated in accordance with Rule 13d-3(d)(1)(i)) less than 1% of each of the (i) outstanding Class A Common Stock and (ii) the combined equity of outstanding Class A Common Stock, Class B Common Stock and Common Stock

--------- =====================================================================
12        TYPE OF REPORTING PERSON*
                   00

--------- =====================================================================
         *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

--------- =====================================================================
1         NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON
                   Trust for Rissa Landman

--------- =====================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                      (b) | |

--------- =====================================================================
3         SEC USE ONLY


--------- =====================================================================
4         CITIZENSHIP OR PLACE OF ORGANIZATION
                   [Connecticut]

--------------------------- ===================================================
                            5       SOLE VOTING POWER
     NUMBER OF SHARES                        0 shares
       BENEFICIALLY
         OWNED BY           ------- ===========================================
EACH REPORTING PERSON WITH  6       SHARED VOTING POWER
                                             0 shares

                            ------- ===========================================
                            7       SOLE DISPOSITIVE POWER
                                             94,534 shares

                            ------- ===========================================
                            8       SHARED DISPOSITIVE POWER
                                             0 shares

------- =======================================================================
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   94,534 shares

--------- =====================================================================
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
               |_|

--------- =====================================================================
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   .5% of Common Stock (calculated in accordance with Rule 13d-3(d)(1)(i)) less than 1% of each of the (i) outstanding Class A Common Stock and (ii) the combined equity of outstanding Class A Common Stock, Class B Common Stock and Common Stock

--------- =====================================================================
12        TYPE OF REPORTING PERSON*
                   00

--------- =====================================================================
         *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

--------- =====================================================================
1         NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON
                   Frederick A. Landman Irrevocable Trust


--------- =====================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                      (b) | |

--------- =====================================================================
3         SEC USE ONLY


--------- =====================================================================
4         CITIZENSHIP OR PLACE OF ORGANIZATION
                   Connecticut

--------------------------- ===================================================
                            5       SOLE VOTING POWER
     NUMBER OF SHARES                        0 shares
       BENEFICIALLY
         OWNED BY           ------- ===========================================
EACH REPORTING PERSON WITH  6       SHARED VOTING POWER
                                             0 shares

                            ------- ===========================================
                            7       SOLE DISPOSITIVE POWER
                                             2,122,738 shares

                            ------- ===========================================
                            8       SHARED DISPOSITIVE POWER
                                             0 shares

--------- =====================================================================
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,122,738 shares

--------- =====================================================================
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
               |_|

--------- =====================================================================
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   10.01% of Common Stock (calculated in accordance with Rule 13d-3(d)(1)(i)) 5.2% of the outstanding Class A Common Stock 2.1% of the combined equity of outstanding Class A Common Stock, Class B Common Stock and Common Stock

--------- =====================================================================
12        TYPE OF REPORTING PERSON*
                   00

--------- =====================================================================
         *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

--------- =====================================================================
1         NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
          PERSON
                   Rayce Anselmo Trust

--------- =====================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                      (b) | |

--------- =====================================================================
3         SEC USE ONLY


--------- =====================================================================
4         CITIZENSHIP OR PLACE OF ORGANIZATION
                   Connecticut

--------- =====================================================================
                            5       SOLE VOTING POWER
     NUMBER OF SHARES                        0 shares
       BENEFICIALLY
         OWNED BY           ------- ===========================================
EACH REPORTING PERSON WITH  6       SHARED VOTING POWER
                                             0 shares

                            ------- ===========================================
                            7       SOLE DISPOSITIVE POWER
                                             756,271 shares

                            ------- ===========================================
                            8       SHARED DISPOSITIVE POWER
                                             0 shares

--------- =====================================================================
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   756,271 shares

--------- =====================================================================
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
               |_|

--------- =====================================================================
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                   3.6% of Common Stock (calculated in accordance with Rule 13d-3(d)(1)(i)) 1.9% of outstanding Class A Common Stock less than 1% of the combined equity of outstanding Class A Common Stock, Class B Common Stock and Common Stock

--------- =====================================================================
12        TYPE OF REPORTING PERSON*
                   00

--------- =====================================================================
         *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

                                                   SCHEDULE 13G

Explanatory Note:   The Security to which this statement relates is the common stock,  par value $.01 per share (the  "Common  Stock"),  of
                    PanAmSat   Corporation,    a   Delaware   corporation   (the
                    "Company"). Although no person identified in Item 2 is the record owner of any shares of Common Stock, each of the persons filing this statement is deemed to be the beneficial owner of the shares of Common Stock reported with respect to such person in Item 4 by virtue of his or her beneficial ownership of the Company's Class A Common Stock, par value
                    $.01 per share (the "Class A Common  Stock").  Each share of
                    Class A Common Stock is convertible into one share of Common
                    Stock at any time at the option of the holder. Also, Frederick A. Landman and Lourdes Saralegui beneficially own
                    40,000  shares of Common  Stock and 30,000  shares of Common
                    Stock respectively, pursuant to a PanAmSat 1995 Stock Option
                    Plan.

                    Holders of the Common Stock are entitled to cast one vote per share, and holders of Class A Common Stock and the
                    Company's Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), are entitled to cast 15 votes per share on all matters submitted to a vote of common stockholders. The Common Stock votes (i) with the Class A Common Stock for the election of a majority of the directors of the Company and (ii) with the Class B Common Stock for the remaining directors of the Company, in each case voting together as a single class. In addition, except as provided in the Company's Amended and Restated Certificate of Incorporation or otherwise required by law, the affirmative vote of (a) the holders of a majority of the voting power of the Class A Common Stock and the Common Stock, voting together as a single class, and (b) the holders of a majority of the voting power of the Class B Common Stock and the Common Stock, voting together as a single class, is required to approve all other matters submitted to a vote of the Company's stockholders.

                    Except under certain specified circumstances, each share of the Class A Common Stock will convert automatically into one share of the Common Stock, and thereby lose its special voting rights, in the event such share of Class A Common Stock is transferred to any person or entity other than certain specified permitted transferees or if such conversion is required by the Federal Communication Commission or applicable law.

Item 1.             NAME OF ISSUER

                    (a)     PanAmSat Corporation

                    (b)     One Pickwick Plaza
                            Greenwich, Connecticut

Item 2(a).          NAMES OF PERSONS FILING

                    This statement is filed by the Voting Trust, the Article VII Trust, Mary Anselmo, Reverge Anselmo, Lourdes Saralegui, Frederick A. Landman, Pier Landman, the Trust for Chloe Landman, the Trust for Rissa Landman, the Frederick A Landman Irrevocable Trust and the Rayce Anselmo Trust, all of whom are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." The Voting Trust is a trust established under the laws of Delaware. All of the Reporting Persons, other than the Voting Trust, are the holders of the Voting Trust certificates, and their rights and obligations with respect to the Voting Trust are set forth in a voting trust agreement (the "Voting Trust Agreement"). The address of the Voting Trust is:

                               c/o PanAmSat Corporation
                               One Pickwick Plaza
                               Greenwich, Connecticut 06830

                    For  information   with  respect  to  the  address  of  each
                    Reporting Person other than the Voting Trust, see Schedule I attached hereto.

                    As described in the Explanatory Note above, this statement relates to the Common Stock of the Company, which is issuable upon the conversion of the Company's Class A Common Stock at the option of the holder. The Class A Common Stock has not been registered under the Securities Exchange Act of 1934, as amended. The Common Stock is quoted on the Nasdaq National Market System. The CUSIP number for the Common Stock is 69830X207.

Item 3. This statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.             OWNERSHIP

                    Pursuant to the Voting Trust Agreement, Mary Anselmo, Reverge Anselmo, Frederick A. Landman and Lourdes Saralegui, the joint trustees of the Voting Trust (collectively, the "Trustees"), have the ability to direct the voting of all shares of Class A Common Stock held by the Voting Trust. The Trustees therefore have the ability to determine the outcome of all matters submitted for a vote of the Class A Common Stock. Pursuant to the Voting Trust Agreement, the Trustees act by majority vote, except for the designation of successor trustees, which requires the unanimous vote of certain Trustees. In the event of a tie vote, Mary Anselmo's vote will control as long as she is a Trustee; thereafter, Reverge Anselmo's vote will control as long as he is a Trustee.

                    Set forth below is information regarding the Voting Trust:

                    (a) AMOUNT BENEFICIALLY OWNED. All of the 40,459,432 outstanding shares of Class A Common Stock are held by the Voting Trust. Two of the Reporting Persons, Mr. Landman and Ms. Saralegui, have options which are exercisable within 60 days of the date hereof to acquire an aggregate of 70,000 shares of Common Stock, and options to acquire and additional 350,000 shares of Common Stock which are not exercisable within 60 days of the date hereof, all of which shares will not be held by the Voting Trust and for which the Voting Trust disclaims beneficial ownership.

                    (b)     PERCENT OF CLASS. The 40,459,432 shares of the
                            Class A Common Stock represent (i) 67.95% of Common Stock (calculated in accordance with Rule 13d-3(d)(1)(i), (ii) 100% of the Class A Common Stock, and (iii) 40.5% of the combined equity of outstanding Class A Common Stock, Class B Common Stock and Common Stock.

                    (c)     Number of shares as to which the Voting Trust has:

                            (i)   sole power to vote or direct the vote:
                                  40,459,432 shares of Class A Common Stock

                            (ii)  shared power to vote or to direct the vote:
                                  0 shares

                            (iii) sole power to dispose of or direct the
                                  disposition:  0 shares

                    Information required by Item 4(a)-(c) is set forth for each Reporting Person, other than the Voting Trust, on the attached Schedule I.

Item 5.             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                    Not applicable.

Item 6.             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                    PERSON

                    Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITIES BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                    Not Applicable.

Item 8.             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                    Not Applicable.

Item 9.             NOTICE OF DISSOLUTION OF THE GROUP

Item 10.            CERTIFICATION

                    Not Applicable

Signature:

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 1997





                             Name:   /s/ Mary Anselmo
                                   -------------------------------------
                                   Mary Anselmo,  individually  and as a
                                   trustee  of  the  Article  VII  Trust
                                   created by the RENE ANSELMO REVOCABLE
                                   TRUST  DATED  JUNE  10,  1994,  as  a
                                   successor   trustee   of  the   RAYCE
                                   ANSELMO TRUST DATED DECEMBER 23, 1991
                                   and as a successor  trustee under the
                                   Voting  Trust  Agreement  dated as of
                                   February 28, 1995





                             Name:   /s/ Frederick A. Landman
                                  -------------------------------------
                                   Frederick  A.  Landman,  individually
                                   and as a trustee of the  Article  VII
                                   Trust  created  by the  RENE  ANSELMO
                                   REVOCABLE  TRUST  DATED JUNE 10, 1994
                                   and as a successor  trustee under the
                                   Voting  Trust  Agreement  dated as of
                                   February 28, 1995





                             Name:   /s/ Lourdes Saralegui
                                   -------------------------------------
                                   Lourdes  Saralegui,  individually and
                                   as a trustee of the Article VII Trust
                                   created by the RENE ANSELMO REVOCABLE
                                   TRUST  DATED  JUNE 10,  1994 and as a
                                   successor  trustee  under the  Voting
                                   Trust  Agreement dated as of February
                                   28, 1995

                             Name:   /s/ Pier Landman
                                   -------------------------------------
                                   Pier Landman, individually and as the
                                   sole  trustee  of the  CHLOE  LANDMAN
                                   TRUST  DATED  JUNE  10,  1988 and the
                                   sole  trustee  of the  RISSA  LANDMAN
                                   TRUST DATED JUNE 10, 1988



                             Name:    /s/ Patrick J. Costello
                                   -------------------------------------
                                   Patrick  J.  Costello,  as trustee of
                                   the FREDERICK A. LANDMAN  IRREVOCABLE
                                   TRUST DATED  DECEMBER 22, 1995 and as
                                   a  successor  trustee  of  the  RAYCE
                                   ANSELMO TRUST DATED DECEMBER 23, 1991



                             Name:   /s/ Reverge Anselmo
                                   -------------------------------------
                                   Reverge Anselmo,  individually and as
                                   a trustee  of the  Article  VII Trust
                                   created by the RENE ANSELMO REVOCABLE
                                   TRUST  DATED  JUNE 10,  1994 and as a
                                   successor  trustee  under the  Voting
                                   Trust  Agreement dated as of February
                                   28, 1995


                                                    SCHEDULE I

                                            ---------------------------------------------------------------------------------------
                                                                      Number of Class A Common Stock Shares
                                            ---------------------------------------------------------------------------------------
                                                                              Power to Vote                    Power to
                                                        Percent of Class      or Direct Vote                   Dispose
                                                       ------------------   -------------------       -----------------------------
                                                                 Combined
                                                                 Equity of
                                                                 Class A,
                                                                 Class B
                              Amount                   Class A     and
                           Beneficially      Common    Common     Common
Name and Address              Owned          Stock(1)   Stock     Stock     Sole        Shared             Sole           Shared
-----------------------------------------------------------------------------------------------------------------------------------
Article VII Trust(2)      28,955,313          60.28      71.6     29.0       0             0          28,955,313             0
-----------------------------------------------------------------------------------------------------------------------------------
Mary Anselmo(2)           30,845,991(3)(4)    61.78      76.2     30.8       0      40,459,432(4)      1,890,678(3)    28,955,313
-----------------------------------------------------------------------------------------------------------------------------------
Reverge Anselmo(2)           678,031(4)        3.43       1.7       .7       0      40,459,432(4)        678,031       28,955,313(5)
-----------------------------------------------------------------------------------------------------------------------------------
Lourdes Saralegui(2)         404,099(4)(6)     1.92        .9       .4       0      40,459,432(4)        404,099(6)          0
-----------------------------------------------------------------------------------------------------------------------------------
Frederick A. Landman(2)    4,993,058(4)(7)    20.6       12.2      4.9       0      40,459,432(4)      4,993,058(7)          0
-----------------------------------------------------------------------------------------------------------------------------------
Pier Landman(2)              540,176(8)        2.75       1.3       .5       0             0             540,176(8)          0
-----------------------------------------------------------------------------------------------------------------------------------
Trust for Chloe               94,534            .5         .2       .09      0             0              94,534             0
   Landman(2)
-----------------------------------------------------------------------------------------------------------------------------------
Trust for Rissa               94,534            .5         .2       .09      0             0              94,534             0
   Landman(2)
-----------------------------------------------------------------------------------------------------------------------------------
Frederick A. Landman       2,122,738          10.01       5.2      2.1       0             0           2,122,738             0
   Irrevocable
   Trust(2)(9)
-----------------------------------------------------------------------------------------------------------------------------------
Rayce Anselmo Trust(2)        756,271          3.6        1.9       .8       0             0             756,271             0
-----------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------
1     Calculated in accordance with Rule 13d-3(d)(1)(i).

2 The address for such person is c/o PanAmSat Corporation, One Pickwick Plaza, Greenwich, CT 06830.

3 The 30,845,991 shares of Class A Common Stock reported herein excludes 756,271 shares held by the Rayce Anselmo Trust, for which the Reporting Person is trustee, and includes 28,955,313 shares held by the Article VII Trust, of which the Reporting Person is the executrix and principal beneficiary. As the trustee for the Rayce Anselmo Trust, the Reporting Person has the sole power to dispose of the 756,271 shares of Class A Common Stock held by the trust and, as the executrix of the Article VII Trust, the Reporting Person has the shared power to dispose of the 28,955,313 shares held by the Article VII Trust. After giving effect to the shares held by the Rayce Anselmo Trust, the Reporting Person would be deemed to beneficially own an aggregate of 31,602,262 shares of Class A Common Stock. The Reporting Person expressly disclaims beneficial ownership of the 756,271 shares held by the Rayce Anselmo Trust and the reporting of such shares herein shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), the beneficial owner of such securities.

4 As Joint Trustee of the Voting Trust, the Reporting Person exercises shared voting power over the 40,459,432 shares of Class A Common Stock held by the Voting Trust. The Reporting Person disclaims beneficial ownership of such securities, and this statement shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act the beneficial owner of such securities, other than to the extent the Reporting Person claims beneficial ownership as indicated in the "Amount Beneficially Owned" column of this Schedule.

5 As Joint Trustee of the Voting Trust, the Reporting Person exercises shared voting power over the 40,459,432 shares of Class A Common Stock held by the Voting Trust. The Reporting Person disclaims beneficial ownership of such securities.

6 Includes 30,000 shares of Common Stock issuable upon the exercise of stock options granted to the Reporting Person, which options are exercisable within 60 days of the date hereof. Excludes 120,000 shares of Common Stock issuable upon the exercise of stock options granted to the Reporting Person, which options are not exercisable within 60 days of the date hereof.

7 Includes 40,000 shares of Common Stock issuable upon the exercise of stock options granted to the Reporting Person, which options are exercisable within 60 days of the date hereof. Excludes 200,000 shares of Common Stock issuable upon the exercise of stock options granted to the Reporting Person, which options are not exercisable within 60 days of the date hereof.

8 Excludes (i) 94,534 shares of Class A Common Stock held by the Trust for Chloe Landman, for which the Reporting Person is the trustee, and (ii) 94,534 shares of Class A Common Stock held by the Trust for Rissa Landman, for which the Reporting Person is the trustee. As the trustee for the trusts described in the preceding sentence, the Reporting Person has the sole power to dispose of such additional 189,068 shares of Class A Common Stock held by such trusts. After giving effect to the shares held by the trusts, the Reporting Person would be deemed to beneficially own 729,244 shares of Class A Common Stock. The Reporting Person expressly disclaims beneficial ownership of the 189,068 shares held in the trusts and the reporting of such shares herein shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such securities.

9 The trustee of the Frederick R. Landman Irrevocable Trust (the "Irrevocable Trust") is Patrick J. Costello, whose principal business address is set forth in note 2 above. The principal lifetime beneficiary of the Irrevocable Trust is Pier Landman, and the remainderman are Rissa Landman and Chloe Landman. Each of Pier Landman, Rissa Landman and Chloe Landman disclaims beneficial ownership of the 2,122,738 shares of Class A Common Stock held in the Irrevocable Trust and this statement shall not be construed as an admission that such persons are, for the purposes of
      Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of such securities.